CHINA FINANCE ONLINE CO. LIMITED
(a company incorporated in Hong Kong Special Administrative Region of the People’s Republic of China)
9th Floor Tower C, Corporate Square, No. 35, Financial Street, Beijing 100032, China
(Address of Principal Executive Offices)
Fax: 86-10-5832-5200
January 19, 2009
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Marc D. Thomas and Mr. Mark Kronfost
Re:	China Finance Online Co. Limited Annual Report on Form 20-F Filed on June 5, 2008 File No. 000-50975
Report of Foreign Private Issuer on Form 6-K Filed on November 24, 2008 File No. 000-50975
Dear Mr. Marc D. Thomas and Mr. Mark Kronfost:
     We understand that the deadline for our response to the Commission’s questions has been extended by Mr. Marc Thomas to February 6, 2009 pursuant to a telephone conversation between Mr. Thomas and our legal counsel, Mr. Elliot Lee of Proskauer Rose LLP, on January 16, 2009. We very much appreciate the extension and will work hard to respond to the Commission’s questions prior to the new deadline.
     Please feel free to contact me at +86-10 5832 5399 with any questions.

Sincerely,
/s/ Jun Wang
Jun Wang
Chief Financial Officer
China Finance Online Co. Limited